SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcements dated April 21, 2016 in respect of Key Financial and Performance Indicators for the First Quarter of 2016.

2	Announcements dated April 21, 2016 in respect of operational statistics for March 2016.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Company Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 22, 2016

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2016

In the first quarter of 2016, the Group’s operation was on track as planned. Our mobile business has achieved initial success in overcoming operational challenges. During the period, the Group recorded a net addition of mobile billing subscribers of 6.61 million, successfully turning around the downward trend in mobile subscribers in the past consecutive months. On the other hand, mobile service revenue in the first quarter of 2016 grew by 9.3% quarter-on-quarter, despite declining by 1.2% year-on-year. During the first quarter of 2016, overall service revenue achieved growth as compared to both the same period and the fourth quarter of last year. Although the profit attributable to the equity shareholders of the Company decreased significantly as compared to the same period of last year, it showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) in the fourth quarter of last year. Going forward, the Group will deepen implementation of “Focus Strategies”, innovation and cooperation development to drive gradual turnaround with full strength.

Unaudited financial data of the Group for the first quarter of 2016:

—	Service revenue amounted to RMB60.841 billion, up by 1.0% year-on-year and 9.6% quarter-on-quarter.

—	Revenue amounted to RMB70.340 billion, down by 5.3% year-on-year but up by 8.0% quarter-on-quarter.

—	EBITDA amounted to RMB19.972 billion, down by 21.2% year-on-year but up by 50.7% quarter-on-quarter

—	The profit attributable to the equity shareholders of the Company amounted to RMB480 million, down by 84.8% year-on-year, but showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding gain on disposal of tower assets) of approximately RMB4.554 billion in the fourth quarter of last year.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2016.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2016	2015
Mobile service revenue	36,173	36,619
Fixed-line service revenue	24,108	23,163
Other service revenue	560	469

Total service revenue	60,841	60,251
Sales of telecommunications products	9,499	14,052

Revenue	70,340	74,303
Interconnection charges	(3,142)	(3,185)
Depreciation and amortisation	(18,772)	(19,361)
Networks, operation and support expenses	(13,256)	(9,701)
Employee benefit expenses	(9,077)	(8,825)
Costs of telecommunications products sold	(10,657)	(14,360)
Other operating expenses	(14,236)	(12,885)
Finance costs	(1,331)	(1,634)
Interest income	233	70
Share of profit/ (loss) of associates	358	(181)
Share of profit of joint venture	9	0
Other income – net	192	140

Profit before income tax	661	4,381
Income tax expenses	(181)	(1,217)

Profit for the period	480	3,164

Profit attributable to:
Equity shareholders of the Company	480	3,164

	As at 31 March 2016	As at 31 December 2015
Total assets	599,578	610,346
Total liabilities	367,907	379,130

Total equity	231,671	231,216

Business Data

	As at 31 March 2016/ For the period from 1 January 2016 to 31 March 2016	As at 31 December 2015/ For the period from 1 October 2015 to 31 December 2015
Mobile billing subscribers (Million)	258.93	252.32
of which 4G subscribers (Million)	59.30	44.16
Net addition of mobile billing subscribers (Million)	6.61	(1.80)
of which net addition of 4G subscribers (Million)	15.15	11.61
Mobile handset data traffic (Billion MB)	268.65	220.88
Mobile voice usage (Billion Minutes)	207.03	216.17
Fixed-line broadband subscribers (Million)	73.41	72.33
Net addition of fixed-line broadband subscribers (Million)	1.08	0.64
Fixed-line local access subscribers (Million)	72.04	73.86
Net addition of fixed-line local access subscribers (Million)	(1.82)	(2.66)

In the first quarter of 2016, the Group’s operation was on track as planned and the mobile business achieved initial success in overcoming operational challenges. In 2015, facing the stiff challenges of the business environment including, among others, “Speed Upgrade and Tariff Reduction”, “One-month Mobile Data Carry-over”, the replacement of business tax with value-added tax and competitors making a strong push in promoting 4G service, the fast weakening of the Company’s competitive advantages on 3G due to the strong promotion of 4G service by the competitors. Both the revenue and profit of the Company were under considerable pressure. Promptly refining strategy in the fourth quarter last year, the Company fully focused on 4G and fully leveraged the opportunity of tower sharing to accelerate 4G network deployment. It launched “WO 4G+” and comprehensively enhanced customer experience by improving its network, products, terminals, channels and operation capabilities, undergoing a 4G-led mobile service transformation and development. In the first quarter of 2016, the mobile billing subscribers of the Group reached 258.93 million, with a net addition of 6.61 million, successfully turning around the downward trend in mobile subscribers in the past consecutive months. In the first quarter of 2016, mobile billing subscribers ARPU was approximately RMB 47, slightly higher than the full year average of last year. Of which, the number of 4G subscribers reached 59.30 million, representing a net addition of 15.15 million and 4G ARPU was approximately RMB 84. Mobile service revenue in the first quarter of 2016 grew by 9.3% quarter-on-quarter, despite declining by 1.2% year-on-year.

In the first quarter of 2016, the overall fixed-line business maintained solid development. Services like Internet access and data services continued their robust growth momentum, which effectively offset the impact of the decline in fixed-line voice services. The number of fixed-line broadband subscribers reached 73.41 million, representing a net addition of 1.08 million. Fixed-line service revenue increased by 4.1% year-on-year. In the first quarter of 2016, overall service revenue amounted to RMB 60.841 billion, showing growth from both the same period and the fourth quarter of last year.

In the first quarter of 2016, the Group stepped up its sales and marketing efforts, with selling and marketing expenses increased by 15.7% year-on-year to RMB 8.676 billion. Network, operation and support expenses increased by 36.6% year-on-year mainly due to the addition of tower usage fee, higher energy charges and property rentals, etc. Depreciation and amortisation decreased by 3.0% year-on-year as the savings in depreciation associated with the disposal of tower assets at the end of October last year effectively offset the increase in depreciation brought about by an expanded network scale. EBITDA for the period was RMB 19.972 billion, down by 21.2% year-on-year but up by 50.7% quarter-on-quarter. EBITDA as a percentage of service revenue was 32.8%. In the first quarter of 2016, the profit attributable to the equity shareholders of the Company amounted to RMB 480 million, down by 84.8% year-on-year, but showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB4.554 billion in the fourth quarter of last year.

Going forward, the Company will deepen implementation of “Focus Strategies”, innovation and cooperation development to drive gradual turnaround with full strength. The Company will focus on 4G, accelerate network roll-out, re-shape its brand image, upgrade its product offerings, step up terminal-led effect, enhance channel capability, deepen effort in customer retention and data traffic operation, in order to achieve breakthrough in key market segments and an overall stabilisation and rebound of the mobile service. Driven by applications, the Company will strive to enhance the value of broadband service. Committed to leveraging high quality services such as TV and video to push fibre broadband adoption, and innovative family Internet services, the Company aims to maintain steady growth in fixed-line service. Another area of focus will be the platform-based service and industrial Internet with a view to cultivating new growth engines for innovative service. In addition, the Company will focus on the reform in both systems and structure and develop market-oriented management system, aiming to lift the corporate vibrancy and improve operational efficiency. The Company will actively leverage the complementary edges and in-depth cooperation among operators in the industry in areas such as resources and innovative service to strive to create greater value for shareholders.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 21 April 2016

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu , Lu Yimin , Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus , Wong Wai Ming,
Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OPERATIONAL STATISTICS FOR MARCH 2016

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2016.

Operational statistics for the month of March 2016 are as follows:

March 2016
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	258.929 million
Net Addition of Mobile Billing Subscribers	1.103 million

Of which:
Aggregate Number of 4G Subscribers	59.301 million
Net Addition of 4G Subscribers	4.499 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	73.405 million
Net Addition of Fixed-Line Broadband Subscribers	0.844 million

Aggregate Number of Local Access Subscribers	72.035 million
Net Addition of Local Access Subscribers	(0.668) million

1

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above operational statistics for the month of March 2016 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, shareholders of the Company and investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

CHINA UNICOM (HONG KONG) LIMITED

YUNG SHUN LOY JACKY

Company Secretary

Hong Kong, 21 April 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming,
Chung Shui Ming Timpson and
Law Fan Chiu Fun Fanny

2